Filing by Columbia Funds Series Trust

pursuant to Rule 425 under the Securities Act

of 1933, and deemed filed under Rule 14a-

12(b) under the Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust

(SEC File No. 811-09645)

Columbia Funds Series Trust I

(SEC File No. 811-04367)

COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST I

Supplement dated September 27, 2010

to the Prospectuses, as supplemented, of each of the following funds:

Columbia Asset Allocation Fund

Columbia Liberty Fund

Supplement to the Prospectuses dated February 1, 2010

Columbia Asset Allocation Fund II

Columbia High Income Fund

Supplement to the Prospectuses dated August 1, 2010

(each, an “Acquired Fund”)

In September 2010, the Board of Trustees of each Acquired Fund approved a proposal to merge the Acquired Fund with and into the corresponding acquiring fund listed in the table below (each, an “Acquiring Fund”). Each merger is expected to be a tax-free reorganization for U.S. federal income tax purposes. More information about each Acquiring Fund and the definitive terms of each of the proposed mergers will be included in proxy materials.

Each of the mergers identified in the table below is subject to certain conditions, including final approval by the Board of the Acquired Fund and the Acquiring Fund of the definitive terms of each proposed merger and approval by shareholders of the Acquired Fund. It is currently anticipated that proxy materials regarding the mergers will be distributed to shareholders of the Acquired Funds later this year or in early 2011, and that meetings of shareholders to consider the mergers will be held in the first half of 2011.

Acquired Fund	Acquiring Fund (new name in italics, effective September 27, 2010)
Columbia Asset Allocation Fund	Columbia LifeGoal® Balanced Growth Portfolio
Columbia Asset Allocation Fund II	Columbia LifeGoal® Balanced Growth Portfolio
Columbia High Income Fund	RiverSource Income Opportunities Fund (Columbia Income Opportunities Fund)
Columbia Liberty Fund	Columbia LifeGoal® Balanced Growth Portfolio

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. For information regarding an Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger once a registration statement relating to the proposed merger has been filed with the Securities and Exchange Commission (“SEC”) and becomes effective, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor may be obtained, when available, by visiting www.columbiamanagement.com. The prospectus/proxy statement (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/proxy statement will also be available for free on the SEC’s website (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or to approve a merger.

Shareholders should retain this Supplement for future reference.

C-1066-1 A (9/10)